Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Annapolis Bancorp, Inc.

(Commission File No. 000-22961)

The information below (excerpted from F.N.B. Corporation’s employee newsletter) was distributed to employees of F.N.B. Corporation.

Cautionary Statements Regarding Forward-Looking Information

This filing contains forward looking statements, which contain F.N.B. Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in F.N.B.’s reports filed with the Securities and Exchange Commission (SEC), the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the pending merger with Annapolis Bancorp, Inc., including approval by Annapolis Bancorp shareholders, on the expected terms and schedule; delay in closing the merger; difficulties experienced by F.N.B. Corporation in expanding into a new market area, including retention of key personnel of Annapolis Bancorp, Inc.; difficulties and delays in integrating the F.N.B. Corporation and Annapolis Bancorp, Inc. businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. Corporation products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information About the Pending Merger

In connection with the merger, F.N.B. Corporation will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Annapolis Bancorp, Inc. and a Prospectus of F.N.B. Corporation, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF ANNAPOLIS BANCORP, INC. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about F.N.B. Corporation and Annapolis Bancorp, Inc. may be obtained at the SEC’s internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from F.N.B. Corporation at www.fnbcorporation.com under the heading “Investor Relations”; or from Annapolis Bancorp, Inc. at www.bankannapolis.com under the tab “Investors”, and then under the heading “Documents.” Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, (724) 983-3431, Attention: David B. Mogle, Corporate Secretary, or to Annapolis Bancorp, Inc. 1000 Bestgate Road, Suite 400, Annapolis, MD 21401, (410) 224 - 4455, Attention: Edward J. Schneider, Chief Financial Officer.

F.N.B. Corporation and Annapolis Bancorp, Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Annapolis Bancorp, Inc. in connection with the merger. Information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger when it becomes available.

What Makes BankAnnapolis a Great Partner?

Company Background

Annapolis Bancorp, Inc. is the holding company for BankAnnapolis, a federally insured, community-oriented bank, and the only independent commercial bank headquartered in Annapolis, Maryland. The Bank operates as a full-service commercial bank from its headquarters in Annapolis and serves the banking needs of small businesses, professional concerns and individuals through its seven branches in Anne Arundel County, Maryland, and one branch on Kent Island in Queen Anne’s County, Maryland. The eighth BankAnnapolis branch was opened just last week in the Waugh Chapel Towne Centre in Gambrills, Maryland.

The Bank’s primary business includes originating loans (commercial, commercial real estate, construction, one- to four-family real estate, home equity and consumer), as well as attracting deposits.

A Commitment to Community

Much like FNB, BankAnnapolis is a relationship-focused bank with a notable community presence and strong local ties. In 2011, BankAnnapolis was named Corporate Philanthropist of the Year by the Community Foundation of Anne Arundel County based on its direct support of local nonprofits, the impact of that support, success in motivating employees to make charitable contributions, and the CEO’s philanthropic leadership and ability to encourage and motivate others to give back.

BankAnnapolis also received the 2011 Financial Services Award from the Annapolis and Anne Arundel County Chamber of Commerce for its innovation and leadership in the identification of financial products and services that best fit the needs of the community.

A History of Strong Leadership

Richard M. Lerner has served in his current role as CEO of Annapolis Bancorp, Inc. since 1999 and as Chairman since 2001. He has also served as Chairman of the Bank since 1999.

In 2002, he was appointed President and CEO of the Bank, a position he held on an interim basis in 1999. Prior to joining Annapolis Bancorp, Mr. Lerner was President of White Flint Builders, Inc., an upscale residential development and construction company located in Bethesda, Maryland. He earned a Masters in Business Administration from Tulane University’s A. B. Freeman School of Business. A resident of Annapolis, he is a current member of the Hospice of the Chesapeake Foundation and the Foundation for Community Partnerships. Mr. Lerner will remain with First National Bank to provide transitional support as Cross-Functional Leader for the newly established Maryland Region.

BRAC as an Additional Growth Factor

To more fully understand the business potential of this new market, it is necessary to consider the impact of the Department of Defense’s Base Realignment and Closure (BRAC) process on the region. BRAC, as it is commonly known, references the identification of bases and military installations for closure and/or realignment.

While Maryland has always played a significant role in the nation’s military history, more recent BRAC decisions, initiated in 2005 and completed in 2011, have made the region the center of focus for homeland security and defense functions. This focus has created an influx of defense contractors, job seekers and businesses seeking BRAC-related opportunities. The economic stimulus of BRAC is still being felt throughout the State of Maryland and, more specifically, in the county of Anne Arundel.

Fort Meade’s Effect on the Business Environment

Fort Meade, one of the largest military bases in the U.S., is located in Anne Arundel County. Situated on 5,415 acres, Fort Meade is a virtual city with more than 65 miles of paved roads and 1,300 buildings. Today, Fort Meade’s primary mission is the support of the Cyber and Information Assurance Centers of the Departments of Defense and Homeland Security, earning it the status as one of the nation’s premier defense, intelligence and technology centers.

Fort Meade employs 56,000 people, 85% of whom reside off-site. By 2015, that number is expected to reach 60,000, and significant growth is likely to continue. Activity at Fort Meade profoundly affects the surrounding region:

•	26 new defense contractors have been drawn to the area

•	51 other defense contractors have expanded their presence in and around Fort Meade

•	$500 million of federal construction has built 1.4 million square feet of office and laboratory space at Fort Meade

•	5.4 million square feet of office space has been built or is in the planning stages in the area surrounding Fort Meade

A Sustainable Model in a New Market

Strategic Alignment

Annapolis Bancorp presents an attractive opportunity to enter markets with evident growth potential, as is consistent with F.N.B. Corporation’s stated strategy. Specifically, Annapolis Bancorp’s existing market offers concentrated commercial and industrial business opportunities that make it a natural progression for F.N.B. Corporation.

Extending a Proven Business Model

Annapolis Bancorp, often referenced as ANNB, is well-positioned within a competitive, high-growth market that presents significant retail, wealth management, private banking and insurance opportunities. Additionally, FNB’s newly extended footprint will be in relative proximity to greater Baltimore and Washington D.C., creating strong commercial opportunities with access to more than 35,000 companies between $1 million and $5 million revenue within a 50 mile radius.

By relying on an established cross-functional sales management process, a successful regional model and a dedication to superior customer service, FNB will use its scalable business model to turn opportunity into growth. That growth ultimately rests on our ability to successfully deliver sophisticated financial solutions to each customer we serve.

Both BankAnnapolis and FNB have been committed to customer relationship management as a means of growth, while operating conservatively. This focus will continue, and our customers will benefit from enhanced customer service through an expanded network of branches and ATMs, as well as a greater line of product offerings. Expanded access to our banking services means a better banking experience for everyone.

(2)	Source: Hoover’s; Includes companies within a 50-mile radius of ANNB headquarters with revenue >$5 million, between $1 and $5 million and total companies with revenue >$1 million

A Message to the Team

From Vincent J. Delie, Jr.,

President & CEO, F.N.B. Corporation

FNB has completed nine bank acquisitions since 2002, and two of those have occurred since the beginning of 2011. When considering a potential merger, we rely on a disciplined decision-making process that ensures some key outcomes:

•	a transaction that is strategically sound and accretive, meaning that it will result in growth for our company

•	a strong position in strategically important markets

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successful implementation of our sustainable business model that emphasizes disciplined risk management, a focus on growth, a strong service culture, employee recognition and training, a dedicated sales environment and continued long-term growth for our shareholders

Once a sound decision has been made, it is incumbent upon each of us across the organization to work together to accomplish a streamlined, efficient process that minimizes customer disruption and strengthens the FNB reputation.

I am proud to say that our team has the expertise and dedication to successfully manage the multiple components of a merger process. Our success will be in the details carried out by each support team and the front-line staff across our organization. Your professionalism, dedication and commitment to service excellence are some of the very reasons First National Bank continues to be recognized as a top workplace.

I thank you in advance for the commitment of your time and energy as we work together to ensure that the customers and employees of BankAnnapolis are smoothly transitioned into the FNB Family.

A Look at the New FNB Footprint

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The First National Bank footprint currently represents over 260 banking offices in 45 counties in Pennsylvania, Eastern Ohio and West Virginia. When our partnership with BankAnnapolis is complete, we will add two counties in Maryland and a total of eight banking offices.

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The combination of the two organizations means that we will maintain our position as the 4th largest bank holding company headquartered in Pennsylvania with approximately $12.2 billion in total assets.

•	FNB will add the new Maryland Region as a fifth region in alignment with our existing management model that encourages strong local ties and efficient local decision making.